UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of	March	, 2007.

Group Simec, Inc.
(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	☐	No	☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: March 15, 2007.	By:	/s/ Luis García Limón
Name: Luis García Limón
Title: Chief Executive Officer

Translation of the Relevant Event (“Evento Relevante”) filed by GRUPO SIMEC, S.A.B. DE C.V. in Mexico

GRUPO SIMEC ANNOUNCES THE OVER-ALLOTMENT OPTION EXERCISED BY THE UNDERWRITERS

Guadalajara, MEXICO, March 15, 2007 - As of the date hereof, we hereby give public notice that the over-allotment option, granted by Grupo Simec, S.A.B. de C.V. (BMV: SIMEC B) (the “Company”), to the underwriters, Citigroup Global Markets Inc., Acciones y Valores de Mexico, S.A. de .C.V., Casa de Bolsa Integrante del Grupo Financiero Banamex, and IXE Casa de Bolsa S.A. de C.V., IXE Grupo Financiero has been exercised in an amount of 1,232,990 Series B Common Shares of the Company pursuant to the corresponding underwriting agreements and as described in the prospectus relating to the offering of the Series B Common Shares.